                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 14D-1


           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                                 Final Amendment

                               ALFA LEISURE, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company [Issuer])


                                JOHNNIE R. CREAN
--------------------------------------------------------------------------------
                                    (Bidder)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    015394109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
      500 Newport Center Drive, Suite 700, Newport Beach, California 92660;
                                  949/719-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
                  Transaction                      Amount of filing fee
              valuation* $357,132                         $105.35
--------------------------------------------------------------------------------

* Transaction valuation was calculated in accordance with Rule 0-11(d) by multiplying the number of shares proposed to be acquired (714,264 shares) by the amount of cash to be paid for the shares ($.50 per share).

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $105.35

Form or Registration Number: Schedule 14D-1 File No. 5-18171

Filing Party: Johnnie R. Crean

Date Filed: April 30, 1998

        The tender offer for up to 714,264 shares of the common stock of Alfa Leisure, Inc. (the "Company") at $.50 per share by Johnnie R. Crean ("Purchaser") was completed on July 31, 1998. The Purchaser acquired 10,266 shares of common stock of the Company for $.50 per share in the tender offer.

        Following the tender offer, the Purchaser beneficially owned 2,388,674 or 78.6% of the Company's common stock.


                                   SIGNATURES


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 1998



                                            /s/ JOHNNIE R. CREAN
                                            ------------------------------------
                                                Johnnie R. Crean



                                        2